Exhibit 12(a)

RATIO OF EARNINGS TO FIXED CHARGES (Unaudited)

Union Pacific Corporation and Subsidiary Companies

Millions, Except for Ratios
for the Three Months Ended June 30,	2017	2016
Fixed charges:
Interest expense including amortization of debt discount	$179	$173
Portion of rentals representing an interest factor	18	16
Total fixed charges	$197	$189
Earnings available for fixed charges:
Net income	$1,168	$979
Equity earnings net of distributions	(6)	(8)
Income taxes	701	585
Fixed charges	197	189
Earnings available for fixed charges	$2,060	$1,745
Ratio of earnings to fixed charges	10.5	9.2

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